LOCKTON COMPANIES, LLC

ATTN: Garrett Johnston

TWO EMBARCADERO CTR#1700

SAN FRANCISCO, CA 94111

INSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST
PRODUCT:	DFIBond
POLICY NO:	81999486
TRANSACTION:	RENL

POLICYHOLDER

DISCLOSURE NOTICE OF

TERRORISM INSURANCE COVERAGE

(for policies with no terrorism exclusion or sublimit)

Insuring Company:

You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the Treasury of the United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage. Beginning in 2016, the Federal share will be reduced by 1% per year until it reaches 80%, where it will remain.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year, the Treasury shall not make any payment for any portion of the amount of such losses that exceeds $100 billion.

10-02-1281 (Ed. 03/2015)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a calendar year and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 03/2015)

IMPORTANT NOTICE TO POLICYHOLDERS

All of the members of the Chubb Group of Insurance companies doing business in the United States (hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

NOTICE CONCERNING POLICYHOLDER RIGHTS IN AN

INSOLVENCY UNDER THE MINNESOTA INSURANCE

GUARANTY ASSOCIATION LAW

The financial strength of your insurer is one of the most important things for you to consider when determining from whom to purchase a property or liability insurance policy. It is your best assurance that you will receive the protection for which you purchased the policy. If your insurer becomes insolvent, you may have protection from the Minnesota Insurance Guaranty Association as described below but to the extent that your policy is not protected by the Minnesota Insurance Guaranty Association or if it exceeds the guaranty association’s limits, you will only have the assets, if any, of the insolvent insurer to satisfy your claim.

Residents of Minnesota who purchase property and casualty or liability insurance companies licensed to do business in Minnesota are protected; SUBJECT TO LIMITS AND EXCLUSIONS, in the event the insurer becomes insolvent. This protection is provided by the Minnesota Insurance Guaranty Association.

Minnesota Insurance Guaranty Association

4640 West 77th Street, Suite 342

Edina, Minnesota 55435

(612) 831-1908

The maximum amount that the Minnesota Insurance Guaranty Association will pay in regard to a claim under all policies issued by the same insurer is limited to $300,000. This limit does not apply to workers’ compensation insurance. Protection by the Guaranty Association is subject to other substantial limitations and exclusions. If your claim exceeds the Guaranty Association’s limits you may still recover a part or all of that amount from the proceeds from the liquidation of the insolvent insurer, if any exist. Funds to pay claims may not be immediately available. The Guaranty Association assesses insurers licensed to sell property and casualty or liability insurance in Minnesota after the insolvency occurs. Claims are paid from the assessment.

THE PROTECTION PROVIDED BY THE GUARANTY ASSOCIATION IS NOT A SUBSTITUTE FOR USING CARE IN SELECTING INSURANCE COMPANIES THAT ARE WELL MANAGED AND FINANCIALLY STABLE. IN SELECTING AN INSURANCE COMPANY OR POLICY, YOU SHOULD NOT RELY ON PROTECTION BY THE GUARANTY ASSOCIATION.

THIS NOTICE IS REQUIRED BY MINNESOTA STATE LAW TO ADVISE POLICYHOLDERS OF PROPERTY AND CASUALTY INSURANCE POLICIES OF THEIR RIGHTS IN THE EVENT THEIR INSURANCE CARRIER BECOMES INSOLVENT. THIS NOTICE IN NO WAY IMPLIES THAT THE COMPANY CURRENTLY HAS ANY TYPE OF FINANCIAL PROBLEMS. ALL PROPERTY AND CASUALTY INSURANCE POLICIES ARE REQUIRED TO PROVIDE THIS NOTICE.

Form 99-10-0311 (Ed. 2/98)

Important Notice:

The SEC Requires Proof of Your Fidelity Insurance Policy

Your company is now required to file an electronic copy of your fidelity insurance coverage (Chubb’s ICAP Bond policy) to the Securities and Exchange Commission (SEC), according to rules adopted by the SEC on June 12, 2006.

Chubb is in the process of providing your agent/broker with an electronic copy of your insurance policy as well as instructions on how to submit this proof of fidelity insurance coverage to the SEC. You can expect to receive this information from your agent/broker shortly.

The electronic copy of your policy is provided by Chubb solely as a convenience and does not affect the terms and conditions of coverage as set forth in the paper policy you receive by mail. The terms and conditions of the policy mailed to you, which are the same as those set forth in the electronic copy, constitute the entire agreement between your company and Chubb.

If you have any questions, please contact your agent or broker.

Form 14-02-12160 (ed. 7/2006)

Chubb Group of Insurance Companies	DECLARATIONS
FINANCIAL INSTITUTION INVESTMENT
15 Mountain View Road, Warren, New Jersey 07059	COMPANY ASSET PROTECTION BOND

NAME OF ASSURED (including its Subsidiaries ):	Bond Number: 81999486

ALLIANZ INVESTMENT MANAGEMENT, LLC
FEDERAL INSURANCE COMPANY

5701 GOLDEN HILLS DRIVE	Incorporated under the laws of Indiana
MINNEAPOLIS, MN 55416	a stock insurance company herein called the COMPANY
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927

ITEM 1. BOND PERIOD:	from	12:01 a.m. on December 15, 2015
	to	12:01 a.m. on December 15, 2016

ITEM 2.	LIMITS OF LIABILITY—DEDUCTIBLE AMOUNTS:

If “Not Covered” is inserted below opposite any specified INSURING CLAUSE, such INSURING CLAUSE and any other reference shall be deemed to be deleted. There shall be no deductible applicable to any loss under INSURING CLAUSE 1. sustained by any Investment Company.

		SINGLE LOSS	DEDUCTIBLE
INSURING CLAUSE		LIMIT OF LIABILITY	AMOUNT
1.	Employee	$5,000,000	$25,000
2.	On Premises	$5,000,000	$25,000
3.	In Transit	$5,000,000	$25,000
4.	Forgery or Alteration	$5,000,000	$25,000
5.	Extended Forgery	$5,000,000	$25,000
6.	Counterfeit Money	$5,000,000	$25,000
7.	Threats to Person	$5,000,000	$25,000
8.	Computer System	$5,000,000	$25,000
9.	Voice Initiated Funds Transfer Instruction	$5,000,000	$25,000
10.	Uncollectible Items of Deposit	$25,000	$0
11.	Audit Expense	$25,000	$0

ITEM 3.	THE LIABILITY OF THE COMPANY IS ALSO SUBJECT TO THE TERMS OF THE FOLLOWING
ENDORSEMENTS EXECUTED SIMULTANEOUSLY HEREWITH:
1 — 6

IN WITNESS WHEREOF, THE COMPANY has caused this Bond to be signed by its authorized officers, but it shall not be valid unless also signed by an authorized representative of the Company.

Secretary		President

Countersigned by	February 1, 2016
Authorized Representative

ICAP Bond (5-98) - Federal

Form 17-02-1421 (Ed. 5-98) Page 1 of 1

ENDORSEMENT/RIDER

Effective date of this endorsement/rider: December 15, 2015	FEDERAL INSURANCE COMPANY
Endorsement/Rider No. 1
To be attached to and
form a part of Policy No. 81999486

Issued to: ALLIANZ INVESTMENT MANAGEMENT, LLC

                ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

It is agreed that this insurance does not apply to the extent that trade or economic sanctions or other similar laws or regulations prohibit the coverage provided by this insurance.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

Authorized Representative

14-02-9228 (2/2010)

FEDERAL INSURANCE COMPANY
Endorsement No.		2
Bond Number:		81999486
NAME OF ASSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC
	ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

SUB-ADVISER/SUB-ADMINISTRATOR ENDORSEMENT

It is agreed that this Bond is amended by deleting paragraph (9), in its entirety, from the Definition of Employee and substituting the following:

(9) any partner, officer or employee of an investment adviser, an underwriter (distributor), a transfer agent or shareholder accounting recordkeeper, or an administrator, sub-advisor or sub-administrator, for an Investment Company while performing acts coming within the scope of the customary and usual duties of an officer or employee of an Investment Company or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of an Investment

Company.

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 1, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-1255 (Rev. 5-98)

FEDERAL INSURANCE COMPANY
Endorsement No.: 3
Bond Number:	81999486

NAME OF ASSURED:	ALLIANZ INVESTMENT MANAGEMENT, LLC
ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

CREDIT CARD EXCLUSION ENDORSEMENT

It is agreed that this Bond is amended by adding to Section 2., Exclusions, the following:

o.	loss resulting from the use of credit, debit, charge, access, convenience, identification, cash management or other cards whether such cards were issued, or purport to have been issued by the ASSURED or by anyone other than the ASSURED.

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 1, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-2486 (Ed. 1-01)

FEDERAL INSURANCE COMPANY
Endorsement No:	4
Bond Number:	81999486
NAME OF ASSURED: ALLIANZ INVESTMENT MANAGEMENT, LLC ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

TERMINATION-NONRENEWAL-NOTICE ENDORSEMENT

It is agreed that this Bond is amended as follows:

1.	By adding to Section 13., Termination, the following:
“Termination By The Company
Bonds In Effect For More Than Sixty (60) Days

If this Bond has been in effect for more than sixty (60) days, or, if this Bond is a renewal, the COMPANY may terminate by providing written notice of cancellation at least sixty (60) days before the effective date of termination for at least one of the following reasons:

1.	Nonpayment of premium;

2.	Discovery of fraud or material misrepresentation in obtaining this Bond or in the presentation of a claim thereunder;

3.	Discovery of willful or reckless acts or omissions or violation of any provision of this Bond on the part of the ASSURED which substantially and materially increases any hazard insured against, and which occurred subsequent to the inception of the current BOND PERIOD;

4.	Conviction of the ASSURED of a crime arising out of acts increasing the hazard insured against;

5.	Material change in the risk which increases the risk of loss after insurance coverage has been issued or renewed, except to the extent that the COMPANY should reasonably have foreseen the change, or contemplated the risk when the contract was written;

6.	Determination by the Commissioner that the continuation of the Bond would jeopardize a COMPANY’S solvency or would place the COMPANY in violation of the insurance laws of any state;

7.	Determination by the Commissioner that continuation of the present premium volume of the COMPANY would jeopardize the COMPANY’S policyholders, creditors or the public;

8.	Such other reasons that are approved by the Commissioner;

9.	Determination by the Commissioner that the COMPANY no longer has adequate reinsurance to meet the ASSUREDS needs;

10.	Substantial breaches of contractual duties, conditions or warranties; or

11.	Unfavorable underwriting facts, specific to the ASSURED, existing that were not present at the inception of the Bond.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 1

Bonds In Effect Sixty (60) Days Or Less

If this Bond has been in effect for sixty (60) days or less, and it is not a renewal Bond, the COMPANY may terminate for any reason by providing written notice of termination at least sixty (60) days before the effective date of termination.

Notice Of Termination

Notice of termination under this Section shall be mailed or delivered, by certified mail, return receipt provided by the United States Postal Service, to the ASSURED and to the authorized agent or broker, if any, at least sixty (60) days prior to the effective date of cancellation at the address shown on the DECLARATIONS of this Bond.

If this Bond is cancelled for nonpayment of premium, the COMPANY will mail or deliver, by certified mail, return receipt provided by the United States Postal Service, a written notice at least thirty (30) days before the effective date of cancellation. The cancellation notice shall contain information regarding the amount of premium due and the due date, and shall state the effect of nonpayment by the due date. Cancellation shall not be effective if payment of the amount due is made prior to the effective date of cancellation.

All notice of cancellation shall state the reason(s) for cancellation.

There is no liability on the part of, and no cause of action of any nature shall arise against, the COMPANY, its authorized representatives, its employees, or any firm, person or corporation furnishing to the COMPANY, information relating to the reasons for cancellation or nonrenewal, for any statement made by them in complying or enabling the COMPANY to comply with this Section, for the provision of information pertaining thereto, or for statements made or evidence submitted at any hearings conducted in connection therewith, if such information was provided in good faith and without malice.

Notice Of Nonrenewal

If the COMPANY elects not to renew this Bond, the COMPANY shall mail or deliver written notice, by certified mail, return receipt, provided by the United States Postal Service, to the ASSURED, at his last known address, at least sixty (60) days before the expiration date or before the anniversary date, if this Bond has been written for a term of more than one (1) year. Such notice shall also be mailed to the ASSURED’S agent or broker, if any.

Such notice shall contain all of the following:

a. Bond Number:

b. Date of Notice;

c. Reason for Cancellation;

d. Expiration Date of the Bond;

e. Effective Date and Hour of Cancellation.

Notice of nonrenewal shall not be required if the COMPANY or a COMPANY within the same insurance group has offered to issue a renewal Bond, the ASSURED has obtained replacement coverage or has agreed in writing to obtain replacement coverage, the ASSURED has requested or agreed to nonrenewal, or the Bond is expressly designated as nonrenewable.

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 2

Return Premium Calculations

Any unearned premiums which have been paid by the ASSURED shall be refunded to the ASSURED on a pro rata basis if terminated by the COMPANY or the ASSURED. The unearned premiums shall be refunded to the ASSURED within forty-five (45) days of receipt of the request for cancellation or the effective date of cancellation, whichever is later.

Conditional Renewal

If the COMPANY offers or purports to renew the Bond, but on less favorable terms or at higher rates, the new terms or higher premiums may take effect on the renewal date, if the COMPANY mails or delivers by certified mail, return receipt provided by the United States Postal Service, to the ASSURED, notice of the new terms or premiums at least sixty (60) days prior to the renewal date. If the COMPANY notifies the ASSURED within sixty (60) days prior to the renewal date, the new terms or premiums do not take effect until sixty (60) days after the notice is mailed or delivered, in which case, the ASSURED may elect to cancel the renewal Bond within the sixty (60) day period. If the COMPANY does not notify the ASSURED of the new terms or premiums, the COMPANY shall continue the Bond at the expiring terms and premiums until notice is given or until the effective date of replacement coverage is obtained by the ASSURED, whichever occurs first.”

2.	It is further understood and agreed that for the purposes of Section 13., Termination, any occurrence listed in this Section shall be considered to be a request by the ASSURED to immediately terminate this Bond.

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 1, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-1360 (Rev. 10-99) Page 3

FEDERAL INSURANCE COMPANY
Endorsement No:	5
Bond Number:	81999486
NAME OF ASSURED: ALLIANZ INVESTMENT MANAGEMENT, LLC ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

This Endorsement applies to loss discovered after 12:01 a.m. on December 15, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: February 1, 2016

By
Authorized Representative

ICAP Bond

Form 17-02-6272 (Ed. 8-04) Page 1

ENDORSEMENT/RIDER

Effective date of
this endorsement/rider: December 15, 2015	FEDERAL INSURANCE COMPANY
	Endorsement/Rider No.	6
	To be attached to and
	form a part of Bond No.	81999486

Issued to: ALLIANZ INVESTMENT MANAGEMENT, LLC

                ALLIANZ VARIABLE INSURANCE FUND OF FUNDS TRUST

DELETING VALUATION-OTHER PROPERTY AND AMENDING CHANGE OR MODIFICATION

ENDORSEMENT

In consideration of the premium charged, it is agreed that this Bond is amended as follows:

1.	The paragraph titled Other Property in Section 9, Valuation, is deleted in its entirety.

2.	The third paragraph in Section 16, Change or Modification, is deleted in its entirety and replaced with the following:

If this Bond is for a joint ASSURED, no change or modification which would adversely affect the rights of the ASSURED shall be effective prior to sixty (60) days after written notice has been furnished to all insured Investment Companies and the Securities and Exchange Commission, Washington, D.C., by the COMPANY.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

17-02-2437 (12/2006) rev.